Exhibit 77C

ROYCE VALUE TRUST, INC.

At the 2010 Annual Meeting of Stockholders held on September 22, 2010, the Fund's stockholders elected five Directors, consisting of:
	Votes For	Votes Withheld
*Richard M. Galkin	62,314,115	3,213,711
*Mark R. Fetting	62,421,082	3,106,744
*Arthur S. Mehlman	62,393,552	3,134,274
**Patricia W. Chadwick	8,227,830	123,498
**David L. Meister	8,213,522	137,806

*Common Stock and Preferred Stock voting together as a single class
**Preferred Stock voting as a separate class